VIA COURIER

Rufus Decker, Accounting Branch Chief	May 2, 2018
Office of Beverages, Apparel and Mining
United States Securities and Exchange Commission
Washington, DC 20549
United States

Dear Sir,

Re:    SSR Mining Inc.
Form 40-F for fiscal year ended December 31, 2016
Filed March 23, 2017
File No. 001-35455

Following our telephone conversations with the staff (the “Staff”) of the United States Securities and Exchange Commission on April 6, 2018 and April 12, 2018, SSR Mining Inc. (formerly Silver Standard Resources Inc.) (the “Company”) hereby provides a supplemental response to our letter dated March 15, 2018 concerning the Company’s Annual Report on Form 40-F for the fiscal year ended December 31, 2016.

To summarize, our discussions focused upon the application of our accounting policies for exploration and evaluation assets under IFRS 6, and the transition to Property, plant and equipment under IAS 16. As discussed, our position is that, in certain limited situations, we may capitalize costs under IFRS 6 when we believe the Company has probable economic benefit, but when we do not believe the criteria for technical feasibility and commercial viability has been attained. The only example within the Company that is applicable is the Pitarrilla project in Durango State, Mexico. We also discussed the CPA publication “Viewpoints: Applying IFRS in the Mining Industry. Determining Technical Feasibility and Commercial Viability” (June 2017) in the context of this analysis. As we noted during our discussions, our view is that this publication supports our position as to the complexity and judgment in determining whether a project meets the criteria for being technically feasible and commercial viable.

SSR Mining Inc.	PHONE +1 604.689.3846	Suite 800 - 1055 Dunsmuir Street
www.ssrmining.com	TOLL FREE +1 888.338.0046	PO Box 49088
Vancouver, BC, Canada V7X 1G4

The following specific items were requested to document our conversations:

1.	Exploration and Evaluation Assets as at 2016 and 2017
Please see below for a breakdown of our exploration and evaluation assets as at fiscal year ended December 31, 2016 and 2017:

2.	Pitarrilla Project

a.	Outline of reasons preventing the project from being considered a development stage IAS 16 property
We completed a pre-feasibility study with respect to the Pitarrilla project in 2009 that defined a Mineral Reserve that contemplated an underground mine operation. Operational complexities remained and certain land agreements had not been finalized but, due to the definition of a Mineral Reserve and the legal process available to obtain surface land rights in Mexico through a temporary occupation process, we concluded that it was probable that the project would provide an economic benefit to the Company. As a result, under our IFRS 6 accounting policy, we commenced capitalizing further exploration and evaluation work, such as additional drilling, and the cost of completing a feasibility study in 2012.
At the time of completing the initial pre-feasibility study, however, in our judgment we concluded that the project had not met the criteria to be considered technically feasible and commercially viable. The reasons for this included that the project was highly complex to mine and process, and the returns were marginal for a large capital project with significant operating risk. This was evidenced by the fact that we sought alternative mine plans to improve the risk/return profile of the project that culminated in the completion of a feasibility study in 2012, which contemplated a large, open pit operation for the project. Such operation again had considerable risk, significantly higher up front capital expenditures and the returns were not considered reasonable given the risk of the project. As of the completion of the feasibility study, we also had not been able to obtain clear title to, or access agreements in respect of, all required land for the project. As such, we still concluded that the project was not technically feasible and commercially viable. It is our belief that this judgment would be consistent with other companies when assessing the same facts.

b.	Outline of process to find a partner

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Following the completion of the feasibility study in 2012, given the large capital requirements and marginal returns we assessed whether we could find a partner with which to share the project’s risks. As a result, we appointed a financial adviser to provide certain financial advisory and investment banking services in connection with a possible transaction involving the project and undertook a formal process to identify prospective investors. Despite engaging in discussions under confidentiality agreements with a total of approximately ten financial institutions and other mining companies, we were unable to secure a partner for the project. This supports the position that, at the time, the project was not technically feasible and commercially viable.

c.	Impairment considerations
At December 31, 2014, a material reduction in metal prices, primarily silver price, resulted in the reclassification of the project’s Mineral Reserves to Mineral Resources, which we identified as an impairment trigger. As a result, we assessed the recoverable amount of the asset, and concluded that no impairment was required. Such impairment analysis was disclosed in Note 2(t)(i) to our consolidated financial statements for the year ended December 31, 2014. We continue to assess for impairment triggers at each period end as required under IFRS 6.

d.	Current activities being undertaken
We are currently assessing alternative mine plans and processing options to identify a structure for the project that has a lower risk and higher return which would enable us to move forward with a positive development decision. In addition, we are continuing to pursue the legal temporary occupation process to secure critical land access; work towards securing requisite environmental permits and approvals; and complete the minimum work requirements required under Mexican law to ensure the property remains in good standing.
We remain of the view that the project has value to the Company, either through option value of the very large mineral deposit, or eventual development and production when economic and regulatory conditions permit. Therefore, while we continue to recognize that the project has probable future economic benefit, it is not currently commercially viable.
If you have any further questions or additional comments concerning the foregoing, please contact me at (604) 689-3846.

Sincerely,

Signed “Greg Martin”

Greg Martin
Senior Vice President and Chief Financial Officer

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